Exhibit 99.6
Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), the undersigned officer of Peru Copper Inc. (the “Company”), does hereby certify, to such officer’s knowledge, that:
The Annual Report on Form 40-F for the fiscal year ended December 31, 2006 of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Annual Report on Form 40-F fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date: March 30, 2007

/s/ Gerald Wolfe
Name:	Gerald Wolfe
Title:	Chief Executive Officer